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Bowes Investment Trust
Bank and Insurance Fund
4520 East West Hwy., Suite 540
Bethesda, Maryland 20814

                                February 6, 1998

Brent J. Fields, Esq.
Securities and Exchange Commission
Division of Investment Management
450 Fifth Street, N.W.
Washington, D.C. 20549


Re:         Withdrawal of N-1A filing for Bank and Insurance Fund, Inc.
            File Number: 333-41457

Dear Mr. Fields:

            Bowes Funds, LLC, the sponsor of the Bank and Insurance Fund, Inc. - a Maryland corporation - ("BIFI"), has determined that Delaware law is in many respects preferable to Maryland law. Accordingly a newly formed Delaware business trust, Bowes Investment Trust ("the Trust") has been formed to succeed BIFI. The Trust currently consists of one series portfolio - the Bank and Insurance Fund (the "Fund"). Since the Trust is a new legal entity, we have, under a new CIK, filed a new Form N-1A that is substantially the same as BIFI's registration statement.

Accordingly, we hereby withdraw the filings made by the Bank and Insurance Fund, Inc.

If I may be of any further assistance please telephone me at (301) 654-9567.

                                                    Very truly yours,

                                                    /s/ Thomas I. Carocci

                                                    Thomas I. Carocci
                                                    Vice President and Secretary



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